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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

Commission File Number : 0-22349

         (Check One)
         ( ) Form 10-KSB               ( ) Form N-SAR
         (X) Form 10-QSB               ( ) Form 11-K
         ( ) Form 20-F

For Period Ended: September 30, 2000

         ( ) Transition Report on Form 10-K
         ( ) Transition Report on Form 20-F
         ( ) Transition Report on Form 11-K
         ( ) Transition Report on Form 10-Q
         ( ) Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

IntelliReady, Inc.
Full Name of Registrant

Pan Western Energy Corporation
Former Name if Applicable

1390 South Potomac Street, Suite 136
Address of Principal Executive Office (Street and Number)

Aurora, Colorado 80012
City, State and Zip Code


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PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K (X) Form 20-F, 11-K, of Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Registrant is waiting on outside accountants to review the accounting treatment used for several settlement transactions completed during the quarter ended September 30, 2000 as well as completing their review of the financial statements.

     It is currently anticipated the Registrant will file Form-10QSB on or before the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.
          David A. Groom, Esq.
          (303) 681-9344


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(2)  Have all other periodic reports required under Section 13 or 15 (d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). (X) Yes ( ) No

(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? (X) Yes ( ) No

     During the third quarter ended September 30, 2000, the Company completed debt settlement transactions with all except one of its unsecured creditors. In addition, in lieu of a foreclosure proceeding, the Company transferred substantially all of its oil and gas properties to the secured lender. Also, the Company sold an office building which it owned during the third quarter ended September 30, 2000.

PAN WESTERN ENERGY CORPORATION

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date NOVEMBER 13, 2000


     By /s/ SCOTT B. CAMPBELL
        ----------------------
        Scott B. Campbell, President and CEO


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